

Mail Stop 3561

September 16, 2008

<u>Via U.S. Mail and Facsimile (303) 770-7332</u>

Mr. Raymond Chou
Chief Executive Officer
Pacific Vegas Global Strategies, Inc.
16/F, Winsome House
73 Wyndham Street
Central, Hong Kong

Re: Pacific Vegas Global Strategies, Inc.
**   Form 10-KSB for Fiscal Year Ended December 31, 2007**
**   Filed March 21, 2008**
**   File No. 000-49701**

Dear Mr. Chou:

        We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                                        Sincerely,

                                        Ryan C. Milne
                                        Accounting Branch Chief

cc: Andrew N. Bernstein, Esq.
          Via facsimile (303) 770-7332